CIGNA CORPORATION		Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Nine Months Ended September 30
	2004	2003

Income from continuing operations before income taxes	$1,562	$482

Adjustments:
Loss from equity investee	-	4

Income from continuing operations before income taxes, as adjusted	$1,562	$486

Fixed charges included in income:

Interest expense	$81	$83
Interest portion of rental expense	34	41

	115	124

Interest credited to contractholders	440	729

	$555	$853

Income available for fixed charges (including interest
credited to contractholders)	$2,117	$1,339

Income available for fixed charges (excluding interest
credited to contractholders)	$1,677	$610

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	3.8	1.6

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	14.6	4.9